                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [August], 2003


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


               #9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F (X)                   No    Form 40-F (  )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes ( )                 No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated August 14, 2003. Attached is English language version of the notice.

                           MIRAE CORPORATION ANNOUNCES
                  THE FIRST HALF RESULTS FOR FISICAL YEAR 2003

Seoul, Korea, August 14, 2003 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the six months ended June 30, 2003.

The Company reported total revenues of 33,471 million won for the first half of 2003, increased by 36.5 percent from total revenues of 24,525 million won for the first half of 2002. And, gross profit for the first half of 2003 was 5,846 million won increased by 465.4 percent from gross profit of 1,034 million won for the first half of 2002. Mirae accounted 3,571 million won of operating loss that improved its operating loss by 61.3 percent from 9,233 million of operating loss for the first half of 2002. Moreover, the Company made a turnaround in ordinary income and net income that was 19,621 million won for the first half of the fiscal year 2003; whereas, 24,818 million won of ordinary loss and net loss for the first half of 2002.

Mirae Corporation appointed Hyung-Yun `Henry' Lee as the 3rd CEO of the Company on May 2, 2003. The new CEO expressed his `Vision and will' to the employees upon the inauguration and emphasized that he would ensure Mirae is to assert its position on a global scale and fortify its market leadership through a future and innovative approach to management, especially in sales and marketing operation.

The Company emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company's overseas sales of semiconductor equipment for the first half of 2003 reached 50 percent of the total revenue due to new customer development. Especially, when Flash memory card market is growing and is expected to grow until 2007, our potential to increase sales on flash memory test handler is quite positive.

Moreover, we decided to exercise dissenting shareholders right of SK Communications Corporation upon its merger with Cyworld Inc. on June 2, 2003 and its transaction finalized on June 27, 2003. We realized a profit by the divestiture of 6,836,690 common shares, or 4,512 million won, of SK Communications Corporation and through this transaction, the company realized 26,937 million won of gain on disposal of investment securities, including an item of capital adjustment, gain on valuation of investment securities.

Each division fully portrays its figures for the first half of 2003 as follows. Semiconductor Equipment Division distributed sales of 16,475 million won, 211.6 percent increased from 5,373 million won for the first half of 2002. The semiconductor equipment industry is expected to have a slow growth rate in this year and our sales figure showed that the industry is on its way to recover. SMD Placement System Division (SMT) generated revenues of 9,349 million won, decreased by 97.6 percent from 18,477 million won for the first half of 2002. Sales portion by Semiconductor Equipment Division, SMD placement systems Division and Other Division are 50.0 percent, 27.9 percent and 22.0 percent respectively, for the first half of 2003.

The ratio for domestic sales and overseas sales for the first half of 2003 were
62.1 percent and 37.9 percent, respectively. The results reflected that the semiconductor companies slowly start to consume capital expenditure in this year and related industries are expected to recover from the two consecutive years of downfall. The sales ratio by region for the first half of 2003 is as follows:
Europe 4.7 percent, Asia 9.6 percent and the North America 23.7 percent.

________________________________________________________________________________

The 1/st/ half of 2003 Highlights

January 28, 2003
..    Investment of 70 million won in Mobile Game Co., Ltd.

February 6, 2003
..    Appointed Deloitte & Touche Hana as the Company's Outside Auditor


March 21, 2003
..    Resolutions of the 12th Annual Shareholder's Meeting.
     Approval of Financial Statements: Balance Sheet, Income Statement, Statement of Disposition of Deficit
     Approval of selective amendments to the Articles of Incorporation Approval of Directors Appointment (Hyun-Yun Lee, Soon-Do Kwon)
     Approval of Outside Director as a member of Audit Committee (Yun Ho Lee) Approval of Director's Remuneration Limit
     Grant of Stock Option

March 25, 2003
..    An Advance of 6,649 million won to Mr. Chan-Kyong Kim to remove a fixed collecteral right on Kang-nam building.

April 14, 2003

..    MR Techtown Co., Ltd's 20,000 common shares to Softforum Co., Ltd., an affiliate of Mirae Corporation, as a par of management restructuring process in order to enhance its core competencies.
..    To reinstall Mirae Corporation's Seoul Branch, we rented an office space of
     116.9 pyong for 385.7 million won from Softforum. Mirae's Seould Branch is located in Dokok dong in Seoul.

May 2, 2003
..    Hyung -Yun `Henry' Lee was appointed for the 3rd CEO of Mirae Corporation.
..    To reinforce strategic market development and sales infrastructure in accordance with rapidly changing macro and micro economic environment.

June 12, 2003
..    To exercise the appraisal right of dissenting shareholders of SK
     Communications Corporation upon its merger with Cyworld Inc.
..    Target Amount of shares: 6,836,690 common shares for 4,512,215,400 won.

June 27, 2003
..    The Company's first half of 2003 is to be a turnaround point
..    By realizing a profit by the divestiture of 6,836,690 common shares, or sales price of 4,512,215,400 won. The estimation of gain on disposal of investment securities is 26,936,611,191 won.

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the six months ended June 30, 2003, have been reviewed by the Outside Auditors. In all other respects, these unconsolidated balance sheet, statement of operation and the statement of cash flows under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number "25560" and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

                               MIRAE CORPORATION

                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

                                  JUNE 30, 2003

                           DECEMBER 31, 2002 AND 2001

                           (In millions of Korean won)

------------------------------------------------------------------------------------------------------------------------------
                    Category                                   2003 1H                                   2002
------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Quick Assets:
Cash and cash equivalents                                                8,078,666,455                         11,419,841,951
Short-term financial instruments                                         8,244,130,000                         15,017,014,701
Short-term marketable securities                                        19,258,761,974                         25,225,468,583
Marketable securities                                                                -                          1,748,493,910
Accounts receivable - trade, net                   47,347,280,134                          37,923,435,928
     Allowance for bad debts                       16,371,946,392       30,975,333,742     14,107,724,338      23,815,711,590
                                                  ----------------                        ----------------
Short-term loan                                                            239,955,360                            411,476,959
Accounts receivable - other                         6,381,988,851                           1,599,966,751
     Allowance for bad debts                          300,000,000        6,081,988,851        300,000,000       1,299,966,751
                                                  ----------------                        ----------------
Accrued interest income                                                    120,019,908                            128,259,102
Advance payments and others                         4,008,775,410                          10,216,834,839
     Allowance for bad debts                        1,371,463,600        2,637,311,810      6,810,127,557       3,406,707,282
                                                  ----------------                        ----------------
Prepaid expenses                                                            48,638,367                            284,772,007
Prepaid income taxes                                                       220,111,604                            485,488,959
                                                                     ------------------                      -----------------
     Total quick assets                                                 75,904,918,071                         83,243,201,795

Inventories                                                             18,304,388,681                         22,018,114,268
                                                                     ------------------                      -----------------

     Total current asset                                                94,209,306,752                        105,261,316,063

NON-CURRENT ASSETS:
Investment assets:
Long-term and restricted bank deposits                                     564,109,250                            560,311,550
Investment securities                                                    2,601,314,185                          5,895,166,152
Investment securities on Affiliates                                     16,220,292,320                         16,865,514,215
Guarantee deposits, net                                                  2,171,018,042                          2,609,322,945
Long-term receivables                               5,021,750,000                           7,021,750,000
     Present value discount account                   529,798,293        4,491,951,707        900,652,069       6,121,097,931
                                                  ----------------                        ----------------
Long-term loans and others                          6,798,225,682                              24,030,182
     Allowance for bad debts                        6,649,000,000          149,225,682                  -          24,030,182
                                                  ----------------                        ----------------
Other investment                                                           285,440,000                            285,440,000
                                                                     ------------------                      -----------------
     Total investment assets                                            26,483,351,186                         32,360,882,975
------------------------------------------------------------------------------------------------------------------------------

                                MIRAE CORPORATION

                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

                                  JUNE 30, 2003

                                DECEMBER 31, 2002

                           (In millions of Korean won)

------------------------------------------------------------------------------------------------------------------------------

                    Category                                   2003 1H                                   2002

------------------------------------------------------------------------------------------------------------------------------
Tangible assets:
Land                                                                    15,387,230,196                         15,494,469,960
Buildings                                          52,276,983,505                          52,660,819,681
     Depreciation and amortization                  5,381,747,175       46,895,236,330      4,846,734,169      47,814,085,512
                                                  ----------------                        ----------------
Structures                                            163,777,275                             163,777,275
     Depreciation and amortization                     59,350,074          104,427,201         56,338,056         107,439,219
                                                  ----------------                        ----------------
Machinery and equipment                             2,628,700,011                           2,549,841,926
     Depreciation and amortization                  2,272,566,286          356,133,725      2,195,630,848         354,211,078
                                                  ----------------                        ----------------
Vehicles and transportation                           558,705,096                             564,434,490
     Depreciation and amortization                    425,822,899          132,882,197        395,455,135         168,979,355
                                                  ----------------                        ----------------
Other tangible assets                              26,850,014,811                          26,179,355,071
     Depreciation and amortization                 21,337,756,314        5,512,258,497     19,939,430,161       6,239,924,910
                                                  ----------------                        ----------------
Construction in-progress                                                   585,164,400                                      -
                                                                     ------------------                      -----------------
     Total tangible assets                                              68,973,332,546                         70,179,110,034
Intangible assets
Industrial rights                                                          883,379,731                            697,402,945
Development cost                                                         2,169,633,569                          1,718,725,983
Other intangible assets                                                    444,374,453                            507,966,921
                                                                     ------------------                      -----------------
     Total intangible assets                                             3,497,387,753                          2,924,095,849
     Total non-current assets                                           98,954,071,485                        105,464,088,858
                                                                     ------------------                      -----------------
TOTAL ASSETS                                                           193,163,378,237                        210,725,404,921
                                                                     ==================                      =================

LIABILITIES
CURRENT LIABILITIES:
Accounts payable - trade                                                 2,841,315,026                          6,627,489,940
Short-term borrowings                                                   23,172,435,951                         31,985,271,321
Accounts payable - other                                                 1,223,017,695                          1,563,935,819
Advance receipts from customers                                             85,766,513                            255,644,731
Withholdings                                                               419,681,660                            267,391,673
Accrued expenses and other                                               1,116,816,000                          1,073,427,101
Accrued dividends                                                              768,090                                768,090
Unearned income                                                             53,161,643                                      -
Short-term guarantee deposits received                                   1,737,400,000                          1,737,400,000
Allowance for Guarantee payment                                                      -                            649,000,000
Other current liabilities                                                    1,252,630                              5,209,480
Liquid long-term liabilities                                               594,918,104                                      -
                                                                     ------------------                      -----------------
     Total current liabilities                                          31,246,533,312                         44,165,538,155
LONG-TERM LIABILITIES:
Long-term borrowings                                                     8,920,022,250                          9,542,565,083
Long-term guarantee deposits received                                    1,989,525,000                            354,000,000
Accrued severance indemnities, net                                       2,076,321,298                          2,785,369,900
                                                                     ------------------                      -----------------
     Total long-term liabilities                                        12,985,868,548                         12,681,934,983
                                                                     ------------------                      -----------------
Total Liabilities                                                       44,232,401,860                         56,847,473,138
------------------------------------------------------------------------------------------------------------------------------

                                MIRAE CORPORATION

                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                                  JUNE 30, 2003
                                DECEMBER 31, 2002
                           (In millions of Korean won)

------------------------------------------------------------------------------------------------------------------------------

                    Category                                   2003 1H                                   2002

------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital Stock:
  Common shares                                                         12,463,750,000                        12,463,750,000

Capital surplus:
Additional paid-in capital                                             110,234,949,682                       110,234,949,682

Retained earnings(Accumulated deficit):
Appropriated                                                            19,621,297,662                                     -
(Net income: 19,621,297,662 won
Net loss: (-)73,390,152,135 won

Capital adjustments:
Treasury stock                                                          (4,327,262,534)                       (4,814,066,944)
Unrealized gain on investment securities                                             -                        24,959,611,191
Gain on valuation of investment securities                              10,560,357,010                        10,676,428,888
Additional paid-in capital - employee stock options                        491,106,167                           357,258,966
Loss on disposal of treasury stock                                        (113,221,610)                                    -
                                                                     ------------------                     -----------------
     Total capital adjustments                                           6,610,979,033                        31,179,232,101
     Total Shareholders' Equity                                        148,930,976,377                       153,877,931,783
                                                                     ------------------                     -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             193,163,378,237                       210,725,404,921
                                                                     ==================                     =================

-----------------------------------------------------------------------------------------------------------------------------

                                MIRAE CORPORATION

           NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP
                    THREE MONTHS ENDED JUNE 30, 2003 AND 2002
                     SIX MONTHS ENDED JUNE 30, 2003 AND 2002
               (In millions of Korean won, except per share data)

-----------------------------------------------------------------------------------------------------------------------------------

                      Category                                 2003 2Q            2003 1H           2002 2Q            2002 1H

-----------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                    12,329,419,628     33,470,637,296     10,282,341,083     24,524,784,134

COST OF SALES                                               10,305,879,472     27,624,830,379     11,448,060,496     23,491,023,500
                                                          ----------------   ----------------   ----------------   ----------------
GROSS PROFIT                                                 2,023,540,156      5,845,806,917     (1,165,719,413)     1,033,760,634

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                 4,170,164,380      9,416,826,972      5,860,515,427     10,267,074,667
                                                          ----------------   ----------------   ----------------   ----------------
OPERATING INCOME (LOSS)                                      2,146,624,224      3,571,020,055      7,026,234,840      9,233,314,033
OTHER INCOMES:
Interest income                                                689,867,186        946,549,923        311,501,027      1,270,454,666
Rental income                                                  192,890,110        355,544,000        289,418,500        533,740,000
Service income                                                  140,208,488        294,232,171         75,992,832        151,285,128
Gain on disposition of short-term marketable securitie          94,398,723        293,557,196        716,685,723        933,275,136
Gain on valuation of short-term marketable securities        2,236,942,062        860,383,920                  -         95,105,030
Gain on disposition of long-term investment securities           4,407,303          4,407,303                  -                  -
Gains on foreign exchange                                       71,092,601        308,868,471          2,257,018         21,440,088
Gain on foreign translation                                    255,225,269         86,453,125        410,937,586        502,802,019
Gain on disposition of long-term marketable securities      26,939,611,191     26,939,611,191                  -                  -
Gain on valuation of affiliates                                372,492,988                  -                  -                  -
Gains on disposal of tangible assets                             5,019,125        131,369,468        229,352,566        229,511,524
Reversal of other specific reserve                                       -                  -      10,72,949,532     10,272,949,532
Other incomes                                                   73,009,283         75,651,526        130,090,201        221,491,026
                                                          ----------------   ----------------   ----------------   ----------------
     Total other incomes                                    31,075,164,329     30,296,628,294     12,439,184,985     14,232,054,149

OTHER EXPENSES:
Interest expense                                               496,158,080      1,030,495,264        985,205,586      1,843,758,359
property administrative expenses                               220,590,553        407,944,158                  -                  -
Loss on valuation of shore-term marketable securities                    -        245,239,650      1,996,075,809      1,837,046,380
Loss on disposal of long-term marketable securities                 97,300             97,300                  -         16,465,195
Provision for doubtful other accounts                          560,049,366        561,336,043      2,904,633,603      3,318,553,332
Foreign exchange losses                                         73,292,527        129,614,544        533,037,999        548,351,007
Foreign translation losses                                     947,618,300        171,364,977      1,484,837,562      1,506,095,064
Loss on valuation of inventories                             1,629,787,660      1,722,546,864      6,684,733,122      6,684,733,122
Loss on disposition of inventories                             633,319,320        633,319,320        210,038,516        210,038,516
Loss on disposition of Investment securities                             -         41,000,000                  -         30,587,676
Loss from impairment of long-term investment securities      1,761,636,567      1,761,636,567        166,043,769        166,043,769
Loss on disposal of investment securities by equity method     286,235,965        286,235,965                  -                  -
Equity in losses of affiliates                                           -        100,472,052      9,754,950,552      9,607,874,174
Loss on disposal of tangible assets                                      -                  -         79,677,737         79,677,737
Loss from impairment of deferred R&D cost                                -                  -      3,810,459,989      3,810,459,989
Donations                                                                -                  -            500,000            500,000
Income-tax supplementary payment                                         -                  -        131,360,250        131,360,250
Others                                                           3,936,228         13,007,873              7,659         25,480,630
                                                          ----------------   ----------------   ----------------   ----------------
     Total other expenses                                    6,612,721,866      7,104,310,577     28,741,562,153     29,817,025,200
                                                          ----------------   ----------------   ----------------   ----------------
ORDINARY PROFIT (LOSS)                                      22,315,818,239     19,621,297,662    (23,328,612,008)   (24,818,285,084)

                                                          ----------------   ----------------   ----------------   ---------------
INCOME (LOSS) BEFORE TAX EXPENSE                            22,315,818,239     19,621,297,662    (23,328,612,008)   (24,818,285,084)

INCOME TAX EXPENSE (BENEFIT)                                             -                  -                  -                  -
                                                          ----------------   ----------------   ----------------   ----------------

NET INCOME (LOSS)                                           22,315,818,239     19,621,297,662    (23,328,612,008)   (24,818,285,084)
                                                          ================   ================   ================   ================
NET INCOME(LOSS) PER SHARE (In Korean won)                             181                159               (190)              (202)

-----------------------------------------------------------------------------------------------------------------------------------

                                MIRAE CORPORATION
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                        THREE MONTHS ENDED JUNE 30, 2003
                         SIX MONTHS ENDED JUNE 30, 2003
                           (In millions of Korean won)


Category                                                                    2003 2Q                                2003 1H
                                                               ---------------------------------     ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                            (8,336,328,687)                     (9,781,663,762)
     Net income (loss)                                           22,315,818,239                       19,621,297,662

Expenses not involving cash payments:
Provision for severance indemnities                                 200,284,885                          512,290,760
Allowance for bad debts                                             472,980,018                        2,264,222,054
Depreciation and amortization                                     1,111,163,341                        2,178,622,067
Loss from depreciation of intangible assets                          94,787,678                          187,604,540
Compensation cost related to stock options                           74,302,187                          133,847,201
Other allowance for bad debts                                       560,049,366                          561,336,043
Loss on disposition of Investment securities                             97,300                               97,300
Loss from valuation of short-term securities                                  -                          245,239,650
Loss from foreign currency translation                              505,025,065                           81,730,775
Loss from valuation of inventories                                1,629,787,660                        1,722,546,864
Loss from disposal of inventories                                   633,319,320                          633,319,320
Loss from disposal of securities                                              -                           41,000,000
Loss from impairment of long term investment securities           1,761,636,567                        1,761,636,567
Loss on disposal of investment securities by equity method          286,235,965                          286,235,965
Equity in losses of affiliate                                                 -                          100,472,052
                                                               -----------------                     ----------------
     Sub total                                                    7,329,669,352                       10,710,201,158

Income not involving cash receipts:
Interest income                                                     293,343,264                          370,853,776
Gain on disposition of short-term marketable securities              94,398,723                          293,557,196
Gain on valuation of short-term marketable securities             2,236,942,062                          860,383,920
Gain on disposition of long-term investment securities                4,407,303                            4,407,303
Gains on foreign exchange                                           255,225,269                           86,453,125
Gain on disposition of long-term marketable securities           26,939,611,191                       26,939,611,191
Gain on valuation of affiliates                                     372,492,988                                    -
Gains on disposal of tangible assets                                  5,019,125                          131,369,468
                                                               -----------------                     ----------------
 Sub total                                                       30,201,439,925                       28,686,635,979
                                                               -----------------                     ----------------

                                MIRAE CORPORATION
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                        THREE MONTHS ENDED JUNE 30, 2003
                         SIX MONTHS ENDED JUNE 30, 2003
                           (In millions of Korean won)

Category                                                                    2003 2Q                             2003 1H
                                                                -------------------------------   ----------------------------------
Changes in assets and liabilities related to
  operating activities:
Accounts receivable - trade                                         (68,842,555)                   (9,495,515,867)
Accounts receivable - others                                     (5,013,714,177)                   (4,782,022,100)
Accrued income                                                      (41,960,893)                        8,239,194
Advance payment                                                   6,491,437,272                     6,208,059,429
Prepaid expenses                                                     98,070,271                       236,133,640
Prepaid income tax                                                  342,087,923                       265,377,355
Inventories                                                      (3,331,810,461)                    1,357,859,403
Accounts payable - trade                                         (4,736,485,698)                   (3,737,405,632)
Accounts payable - other                                           (339,183,110)                     (340,918,124)
Advance receipts from customers                                     (74,824,627)                     (169,878,218)
Withholdings                                                        194,282,687                       152,289,987
Accrued expenses                                                   (422,160,456)                       43,388,899
Unearned income                                                      53,161,643                        53,161,643
Other current liabilities                                            (3,287,910)                       (3,956,850)
Severance indemnity payments                                       (927,146,262)                   (1,221,339,362)
  Sub total                                                      (7,780,376,353)                  (11,426,526,603)
                                                                ----------------                  ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:                                            17,040,335,582                     14,879,740,836
Cash in flows from investing activities:
Decrease  in short-term financial instruments                     2,488,795,951                     6,772,884,701
Decrease  in short-term investment securities                     6,928,177,279                     6,875,408,075
Decrease in long-term marketable securities                       1,752,803,913                     1,752,803,913
Decrease  in short-term loans                                       171,521,599                       171,521,599
Proceeds from disposal of investment securities                   4,512,215,400                     4,512,215,400
Decrease in investment securities by equity method                  212,442,000                       212,442,000
Decrease in guarantee deposits                                      773,226,903                     1,245,280,903
Decrease in long-term account receivables                         2,000,000,000                     2,000,000,000
Decrease in long-term loans                                          56,395,875                        56,395,875
Proceeds from disposal of land                                                -                       150,644,523
Proceeds from disposal of buildings                                           -                       466,600,932
Proceeds from disposal of vehicles and transportations                        -                         4,090,909
Proceeds from disposal of other tangible assets                      78,161,402                        81,021,402
Long term guarantee deposits received                                75,525,000                     1,635,525,000
                                                                ----------------                  ----------------
  Sub total                                                      19,049,265,322                    25,936,835,232
                                                                ----------------                  ----------------

                                MIRAE CORPORATION
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                        THREE MONTHS ENDED JUNE 30, 2003
                         SIX MONTHS ENDED JUNE 30, 2003
                           (In millions of Korean won)

Category                                                         2003 2Q                           2003 1H
                                                         --------------------------------    -------------------------------------
Cash out flows from investing activities:
Increase in long-term financial instruments                   1,898,850                             3,797,700
Increase in investment securities                                     -                         1,000,000,000
Increase in investment securities by equity method                    -                            70,000,000
Increase in guarantee deposits                              538,176,000                           847,976,000
Increase in long-term loans                                 135,811,775                         6,830,591,375
Acquisition of land                                                   -                            43,404,759
Acquisition of buildings                                              -                            72,992,238
Acquisition of machinery                                              -                            78,858,085
Acquisition of other tangible assets                        436,269,533                           763,413,395
Increase in construction in-progress                        585,164,400                           585,164,400
Acquisition of industrial rights                             86,686,721                           245,021,918
Increase in research and development costs                  224,922,461                           515,874,526
                                                         ---------------                      ----------------
     Sub total                                            2,008,929,740                        11,057,094,396
CASH FLOWS FROM FINANCING ACTIVITIES:                                     (3,371,917,512)                         (8,439,252,570)
Cash in flows from financing activities:
Decrease in treasury stock                                            -                           373,582,800
                                                         ---------------                      ----------------
     Sub total                                                        -                           373,582,800
Cash out flows from financing activities:
Decrease in short-term borrowings                         3,371,917,512                         8,812,835,370
                                                         ---------------                      ----------------
     Sub total                                            3,371,917,512                         8,812,835,370
                                                                         ----------------                       -----------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        5,332,089,383                         (3,341,175,496)


CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD                        2,746,577,072                         11,419,841,951
                                                                         ----------------                       -----------------


CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD                        8,078,666,455                          8,078,666,455
                                                                         ================                       =================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003

By            MiRi Chung
   --------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team